July 31, 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0404
Attn:  William Choi, Branch Chief

Re:	Arden Group, Inc.
Form 10-K for the Fiscal Year ended December 30, 2006
File No. 0-09904

The following is the response of Arden Group, Inc. (Company) to your comment letter dated July 5, 2007.  The Staff’s comments are set forth below in italics, followed by our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.     With a view towards enhancing your disclosure, please consider revising your Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to provide a more thoughtful , qualitative discussion regarding the quality of, and potential variability of your earnings and cash flows so that readers can ascertain the likelihood that past performance is indicative of future performance.  Please consider the following specific revisions:

•      Consider starting your MD&A with an executive-level overview section that provides context for the remainder of the discussion.

•      Identify and discuss key performance indicators that are used to manage the business and would be material to investors.

•      Identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on cash flows, liquidity, financial condition and operating performance.

•      Expand your discussion of the changes in financial statement line items to indicate whether the changes represent trends expected to continue into the future.

Refer to SEC Release 33-8350 and Item 303(a) of Regulation S-K.

Response:  As requested, we have considered the Staff’s above-noted revision recommendations and have reviewed SEC Release 33-8350 and Item 303(a) of Regulation S-K to determine the appropriate revisions to our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our future filings.

Financial Statements, page 43

Notes to Consolidated Financial Statements, page 53

1.     Summary of Significant Accounting Policies, page 53

4.     Inventories, page 63

2.     We note your disclosure that “The LIFO effect on net income was a decrease of approximately $335,000, $227,000 and $221,000 in 2006, 2005 and 2004, respectively.”  We assume LIFO effect represents the amount you record at period end to present your inventory on a LIFO basis in accordance with your accounting policy from the amount that your internal accounting system reports. If our understanding is correct, we would expect this disclosure to be removed in future filings unless a compelling argument for inclusion is provided.  To the extent these amounts are material to cost of sales and your results of operations, please discuss the changes in MD&A.  If our understanding is incorrect, please explain what LIFO effect represents and why these amounts are disclosed.

Response:  You are correct in that “LIFO effect on net income” represents the amount that we record at period end to present our inventory on a LIFO basis in accordance with our accounting policy from the amount that our internal accounting system reports which represents the FIFO method of accounting for inventory.  The impact on net income represents the net change in the LIFO reserve during each of the years presented.  We will remove this disclosure in future periods as the Staff has recommended and will consider including it in MD&A if the amount is material to cost of sales and our results of operations.

11.  Retirement Plans, page 68

3.     We note you refined the assumptions and underlying data, including payout term, related to an agreement with a key executive officer that provides for post-employment compensation during his lifetime, upon termination of employment.  We further note that this refinement resulted in income of approximately $536,000 in 2006.  Please tell us the assumptions and underlying data used to calculate this liability and specifically, which items were refined during 2006 and why.

Response:  The key executive officer’s employment agreement provides for annual post-employment compensation equal to 25% of his average base salary and bonus earned in the last three fiscal years prior to the cessation of his employment with the Company for the remainder of his life.  The agreement also provides for post-employment health insurance benefits and an uninsured medical expense reimbursement for him and his immediate family, as well as an automobile allowance.   The key factors that the Company considers in arriving at an accrual for post-employment compensation (other than actual salary and bonus for the prior three fiscal years) include the following:

•      The life expectancy of the key executive officer.

•      An interest rate for purposes of recording the estimated payout at its present value.  We use the applicable Treasury Rate as of fiscal year end for the estimated payout term.

•      An estimate of the average annual cost associated with providing health insurance benefits, uninsured medical expense reimbursement and an automobile allowance after termination of employment through the remainder of the key executive officer’s life as provided for under his employment agreement.

The changes to assumptions and underlying data that were referred to in our filing for 2006 were as follows:

•      We selected a more recent Actuarial Life Table (published by the Social Security Administration (SSA) and updated as of June 27, 2006) as a basis for determining the estimated life expectancy of the key executive officer.  We had used the Internal Revenue Service (IRS) Table of Mortality (from IRS Revenue Ruling 2001-62) prior to 2006.  In addition to being based on more recent statistics, the SSA table provided separate life expectancies for males and females which the IRS table did not.  As average life expectancy for males is lower than females, this resulted in a shorter estimated payout term under the provisions of the employment agreement and, consequently, a lower accrual.

•      Post-employment compensation is payable only during the key executive’s lifetime.  Consequently, each year the estimated payout term decreases as the key executive officer is older and his life expectancy decreases.

We acknowledge that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact Bernard Briskin at the Company’s Executive Office at 310-858-1574.

Arden Group, Inc.

/s/ Bernard Briskin
By Bernard Briskin, Chairman & Chief Executive Officer

/s/ Laura J. Neumann
By Laura J. Neumann, Senior Director of Financial Reporting & Compliance